OMB APPROVAL
OMB Number: 3235-0123
Expires: Nov. 30, 2026
Estimated average burden hours per response: 12

SEC FILE NUMBER
8-33797

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

ANNUAL REPORTS
FORM X-17A-5
PART III

FACING PAGE

Information Required Pursuant to Rules 17a-5, 17a-12, and 18a-7 under the Securities Exchange Act of 1934

FILING FOR THE PERIOD BEGINNING 01/01/2025 (MM/DD/YY) AND ENDING 12/31/2025 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF FIRM: Carter Terry & Company Inc.

TYPE OF REGISTRANT (check all applicable boxes):

☒ Broker-dealer ☐ Security-based swap dealer ☐ Major security-based swap participant

☐ Check here if respondent is also an OTC derivatives dealer

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use a P.O. box no.)

3340 Peachtree Road Suite 1400
(No. and Street)

Atlanta	GA	30326
(City)	(State)	(Zip Code)

PERSON TO CONTACT WITH REGARD TO THIS FILING

Kristin Montet	404-364-2070	kmontet@carterterry.com
(Name)	(Area Code – Telephone Number)	(Email Address)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose reports are contained in this filing*

Ohab & Company PA
(Name – if individual, state last, first, and middle name)

100 E Sybelia Ave Suite 130	Maitland	FL	32751
(Address)	(City)	(State)	(Zip Code)

July 28, 2004	1839
(Date of Registration with PCAOB)(if applicable)	(PCAOB Registration Number, if applicable)

FOR OFFICIAL USE ONLY

* Claims for exemption from the requirement that the annual reports be covered by the reports of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis of the exemption. See 17 CFR 240.17a-5(e)(1)(ii), if applicable.

Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Timothy Terry, swear (or affirm) that, to the best of my knowledge and belief, the financial report pertaining to the firm of Carter Terry & Company Inc, as of 12/31, 2024, is true and correct. I further swear (or affirm) that neither the company nor any partner, officer, director, or equivalent person, as the case may be, has any proprietary interest in any account classified solely as that of a customer.

DAEYL BURRELL NOTARY EXPIRES GEORGIA August 30, 2027 GWINNETT COUNTY

Notary Public

Signature:

Title: President

This filing contains (check all applicable boxes):**

- ■ (a) Statement of financial condition.
- ■ (b) Notes to consolidated statement of financial condition.
- ☐ (c) Statement of income (loss) or, if there is other comprehensive income in the period(s) presented, a statement of comprehensive income (as defined in § 210.1-02 of Regulation S-X).
- ☐ (d) Statement of cash flows.
- ☐ (e) Statement of changes in stockholders' or partners' or sole proprietor's equity.
- ☐ (f) Statement of changes in liabilities subordinated to claims of creditors.
- ☐ (g) Notes to consolidated financial statements.
- ☐ (h) Computation of net capital under 17 CFR 240.15c3-1 or 17 CFR 240.18a-1, as applicable.
- ☐ (i) Computation of tangible net worth under 17 CFR 240.18a-2.
- ☐ (j) Computation for determination of customer reserve requirements pursuant to Exhibit A to 17 CFR 240.15c3-3.
- ☐ (k) Computation for determination of security-based swap reserve requirements pursuant to Exhibit B to 17 CFR 240.15c3-3 or Exhibit A to 17 CFR 240.18a-4, as applicable.
- ☐ (l) Computation for Determination of PAB Requirements under Exhibit A to § 240.15c3-3.
- ☐ (m) Information relating to possession or control requirements for customers under 17 CFR 240.15c3-3.
- ☐ (n) Information relating to possession or control requirements for security-based swap customers under 17 CFR 240.15c3-3(p)(2) or 17 CFR 240.18a-4, as applicable.
- ☐ (o) Reconciliations, including appropriate explanations, of the FOCUS Report with computation of net capital or tangible net worth under 17 CFR 240.15c3-1, 17 CFR 240.18a-1, or 17 CFR 240.18a-2, as applicable, and the reserve requirements under 17 CFR 240.15c3-3 or 17 CFR 240.18a-4, as applicable, if material differences exist, or a statement that no material differences exist.
- ☐ (p) Summary of financial data for subsidiaries not consolidated in the statement of financial condition.
- ■ (q) Oath or affirmation in accordance with 17 CFR 240.17a-5, 17 CFR 240.17a-12, or 17 CFR 240.18a-7, as applicable.
- ☐ (r) Compliance report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (s) Exemption report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ■ (t) Independent public accountant's report based on an examination of the statement of financial condition.
- ☐ (u) Independent public accountant's report based on an examination of the financial report or financial statements under 17 CFR 240.17a-5, 17 CFR 240.18a-7, or 17 CFR 240.17a-12, as applicable.
- ☐ (v) Independent public accountant's report based on an examination of certain statements in the compliance report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (w) Independent public accountant's report based on a review of the exemption report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (x) Supplemental reports on applying agreed-upon procedures, in accordance with 17 CFR 240.15c3-1e or 17 CFR 240.17a-12, as applicable.
- ☐ (y) Report describing any material inadequacies found to exist or found to have existed since the date of the previous audit, or a statement that no material inadequacies exist, under 17 CFR 240.17a-12(k).
- ☐ (z) Other: ____________________

***To request confidential treatment of certain portions of this filing, see 17 CFR 240.17a-5(e)(3) or 17 CFR 240.18a-7(d)(2), as applicable.*

Ohab and Company, P.A.

| 100 E. Sybelia Ave. Suite 130 | *Certified Public Accountants* | Telephone 407-740-7311 |
| Maitland. FL 32751 | Email: pam@ohabco.com | Fax 407-740-6441 |

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Stockholder
of Carter, Terry & Company, Inc.

Opinion on the Financial Statement

We have audited the accompanying statement of financial condition of Carter, Terry & Company, Inc. as of December 31, 2025, and the related notes (collectively referred to as the "financial statement"). In our opinion, the financial statement presents fairly, in all material respects, the financial position of Carter, Terry & Company, Inc. as of December 31, 2025 in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

This financial statement is the responsibility of Carter, Terry & Company, Inc.'s management. Our responsibility is to express an opinion on Carter, Terry & Company, Inc.'s financial statement based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to Carter, Terry & Company, Inc. in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statement, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

Ohab and Company, PA

We have served as Carter, Terry & Company, Inc.'s auditor since 2017.

Maitland, Florida

March 4, 2026

CARTER, TERRY & COMPANY, INC.

STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2025

ASSETS

Cash and cash equivalents	$	2,775,535
Deposits with clearing organizations		50,000
Due from Clearing Broker		127,679
Securities owned		783
Advances to officers and employees		44,390
Other Receivables - Due from Holding		7,774
Prepaid expenses		35,894
Total current assets		3,042,055
	$	3,042,055

LIABILITIES AND STOCKHOLDER'S EQUITY

Liabilities:		
Accrued expenses	$	406,035
Unearned revenue		0
Contingent Liability		176,591
Total current liabilities		582,626
Stockholder's equity:		
Common stock: $1 par value, 10,000 shares authorized;		
2,472 shares issued and outstanding		2,472
Additional paid-in capital		386,304
Retained earnings		2,070,653
Total stockholder's equity		2,459,429
	$	3,042,055

The accompanying notes are an integral part of these financial statements.

1. Description of Business and Summary of Significant Accounting Policies:

Description of Business

Carter, Terry & Company, Inc. (the "Company") is a registered broker-dealer headquartered in Atlanta, Georgia. The Company is registered with the Securities and Exchange Commission ("SEC") and a member of Financial Industry Regulatory Authority ("FINRA"). The Company is engaged in securities brokerage and investment banking services primarily in the Atlanta area. The Company is a wholly owned subsidiary of First Atlanta Financial Services, Incorporated ("First Atlanta"), and both companies are operated under common management. The Company is engaged in a single line of business as a securities broker-dealer, which is comprised of several classes of services, including principal transactions, agency transactions, investment banking, investment advisory, and venture capital businesses.

Cash and Cash Equivalents

The Company defines cash equivalents as highly liquid investments, with original maturities at issuance of less than 90 days, which are not held for sale in the ordinary course of business.

Revenue Recognition

Significant judgement

Revenue includes commission income and fees from investment banking, asset management services commission income, mutual fund sales and trails. The recognition and measurement of revenue is based on the assessment of individual contract terms. Significant judgement is required to determine whether performance obligations are satisfied at a point in time or over time; how to allocate transaction prices where multiple performance obligations are identified; when to recognize revenue based on the appropriate measure of the Company's progress under the contract; whether revenue should be presented gross or net of certain costs; and whether constraints on variable consideration should be applied due to uncertain future events.

Commission

The Company buys and sells securities on behalf of its customers. Each time a customer enters into a buy or sell transaction, the Company charges a commission. Commissions and related clearing expenses are recorded on the trade date (the date that the Clearing firm fills the trade order by finding and contracting with a counterparty and confirms the trade with the customer). The Company believes that the performance obligation is satisfied on the trade date because that is when the underlying financial instrument or purchaser is identified, the pricing is agreed upon and the risks and rewards of ownership of the securities have been transferred to/from the customer.

The Company recognizes revenue for Investment Banking and success fees and other specific services provided upon the completion of performance obligations. The Investment Banking and other specific services are described in the engagement letter and are assigned a specific fee for the service to be provided. Success fees are recognized as revenue upon the successful closing of a transaction. However, for certain contracts, revenue is recognized over time for advisory arrangement in which the performance obligations are simultaneously provided by the Company and consumed by the customer. In some circumstances, significant judgement is needed to determine the timing and measure of progress appropriate for revenue recognition under a specific contract. Retainers and other fees received from customers prior to revenue recognition are reflected as contract liabilities. Advisory fees for which performance obligations have not been satisfied are reflected as contract liabilities. At December 31, 2025, there were no contract liabilities.

Commissions from the sale of mutual funds and variable annuities and 12b-1's are recognized as revenue at the point in time the associated service is fulfilled which is based on the trade date.

Distribution Fees (12b-1 fees)

The Company enters into arrangements with managed accounts or other pooled investment vehicles (funds) to distribute shares to investors. The Company believes that its performance obligation is the sale of securities to investors and as such this is fulfilled on the trade date. Any fixed amounts are recognized on the trade date and variable amounts are recognized to the extent it is probable that a significant revenue reversal will not occur on the uncertainty is resolved. For variable accounts, as the uncertainty is dependent on the value of the shares at future points in time as well as the length of the time the investor remains in the funds, both of which is highly susceptible to factors outside the Company's influence, the Company does not believe that it can overcome this constraint until the market value of the fund and the investors activities are known, which are usually monthly or quarterly. Distribution fees recognized in the current period are primarily related to performance obligations that have been satisfied in prior periods.

Investment Advisory Fees

The Company provides investment advisory services on a daily basis. The Company believes the performance obligation for providing advisory services is satisfied over time because the customer is receiving and consuming the benefits as they are provided by the Company. Fee arrangements are based on a percentage applied to the customer's assets under management. Fees are received quarterly and are recognized as revenue at that time as they relate specifically to the services provided in that period, which are distinct from the services provide on other periods.

Interest Rebate Income

Interest rebate income is interest earned on cash held in customer accounts with the clearing firm as well as interest earned on margin accounts. The Company recognizes the income monthly, which is when the Company believes its performance obligation has been contractually satisfied in all material respects.

Income Taxes

The Company and its subsidiaries are included in the consolidated federal income tax return filed by the Parent. Federal income taxes are calculated as if the companies filed on a separate return basis, and the amount of the current tax of benefit calculated is wither remitted to or received from the Parent. The amount of current and deferred taxes is calculated as of the date of the financial statements, utilizing currently enacted tax laws and rates. Deferred tax expenses or benefits are recognized in the financial statements for the changes in deferred tax liabilities or assets between years.

The Company recognizes and measures its unrecognized tax benefits in accordance with FASB ASC 740, Income Taxes. Under that guidance the Company assesses the position, based on the technical merit, and recognizes the greatest amount of benefit that is more likely than not to be sustained upon examination based on the facts, circumstances and information available at the end of each period. The measurement of unrecognized tax benefits is adjusted when new information is available, or when an event occurs that requires a change.

The difference between the financial statement and tax basis of assets and liabilities is computed annually. Deferred income tax assets and liabilities are computed for those differences that have tax consequences using the currently enacted tax laws and rates that apply to the periods in which they are expected to affect taxable income. Valuation allowances are established, if necessary, to reduce deferred tax asset accounts that will more likely than not be unrealized. Income tax expense is the current tax payable or refundable for the period, plus or minus the net change in the deferred tax asset and liability accounts.

The Company has adopted the provisions of FASB Accounting Standards Codification 740-10, Accounting for Uncertainty in Income Taxes. Under FASB ASC 740-10, the Company is required to evaluate each of its tax positions to determine if they are more likely than not to be sustained if the taxing authority examines the respective position. A tax position includes an entity's status, and the decision not to file a return.

Use of Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements, and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Subsequent Events

Management evaluates conditions occurring subsequent to the most recent financial statement reporting period for potential recognition or disclosure effects. No subsequent events have been identified by management through the date the financial statements were issued.

2. Concentration of Credit Risk:

The financial instruments which potentially subject the Company to concentrations of credit risk are cash and cash equivalents and receivables. The Company maintains cash and cash equivalents with financial institutions which are variously insured by the Federal Deposit Insurance Corporation ("FDIC") up to $250,000 at each depository institution, or by the Securities Investor Protection Corporation ("SIPC") against the financial failure of the relevant brokerage firm up to $500,000, with a specific limit of $250,000 for cash.

Management has evaluated the credit risk related to receivables and has determined that all receivables are collectable.

3. Securities Owned:

Securities owned consist entirely of non-marketable equity securities of publicly traded companies, normally acquired from the issuer companies as compensation for services. The Company reports these investments at fair value. Changes in unrealized gains and losses due to market price changes of shares held are included in current year earnings. Realized gains and losses from securities sales and unrealized gains and losses are each reported in the statement of operations, if available, otherwise observable input (see footnote 6). Realized gains and losses are determined on the basis of specific identification.

4. Receivables consist of commissions due from the Company's clearing organization and fees from direct business including mutual funds and insurance products.

5. Advances to Officers and Employees:

Advances are due on demand from various officers and employees and carry no stated interest rate.

6. Fair Value Measurements:

FASB ASC 820, *Fair value Measurements and Disclosures,* defines fair value, establishes a framework for measuring fair value, and establishes a fair value hierarchy which prioritizes the inputs to valuation techniques. Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. A fair value measurement assumes that the transaction to sell the asset or transfer the liability occurs in the principal market for the asset or liability or, in the absence of a principal market, the most advantageous market. Valuation techniques that are consistent with the market, income or cost approach, as specified in ASC 820, are

used to measure fair value. The fair value hierarchy prioritizes the inputs to valuation techniques used to measure fair value into three broad areas:

Level 1 – Inputs to the valuation methodology are quoted prices available in active markets for identical investments as of the reporting date.

Level 2 – inputs to the valuation methodology are:
* Quoted prices for similar assets or liabilities in active markets.
* Quoted prices for identical or similar assets or liabilities in inactive markets.
* Inputs other than quoted prices that are observable for the asset or liability.

Level 3 – Inputs to the valuation methodology are unobservable inputs in situations where there is little or no market activity for the asset or liability, and the reporting entity makes estimates and assumptions related to the pricing of the asset or liability, including assumptions regarding risk. There were no transfers in or out of Level 3 during the year ending December 31, 2025.

Investments as measured at fair value on a recurring basis by input type consisted of the following at December 31, 2025:

	Fair Value Measurements Using Input Type			
	Level 1	Level 2	Level 3	Total
Money Market	$2,761,681			2,761,681
Common stock – small cap			783	783
Total	$ 2,762,464	-0-$	-0-$	2,762,464

There were no transfers between Level 1, Level 2, and Level 3 during the year end December 31, 2025.

7. Segment Reporting Disclosure:

The Company has identified its President as the chief operating decision maker ("CODM"), who uses net income to evaluate the results of the business, predominately in the forecasting process, to manage the Company. Additionally, the CODM uses excess net capital (See Note 10), which is not measure of profit and loss, to make operational decisions while maintaining capital adequacy, such as whether to reinvest profits or pay dividends. The Company's operations constitute a single operating segment and therefore, a single reportable segment, because the CODM manages the business activities using information of the Company as a whole. The accounting policies used to measure the profit and loss of the segment are the same as those described in the summary of significant accounting policies.

8. Contingencies and Commitments:

The Company is subject to litigation, arbitration settlements, and regulatory assessments in the ordinary course of business. The Company, without admitting or denying, consented to an AWC with a FINRA Enforcement Investigation for which the Company was required to pay a fine and agreed to pay restitution to clients for charges they incurred for the period of the review which is accrued in the amount of $176,591. In the opinion of management, there are no outstanding matters at December 31, 2025 requiring contingent loss recognition or disclosure.

9. Income Taxes:

The Company is included in the parent's consolidated US Federal Tax Return. For financial reporting purposes, income tax expenses and related balances are allocated to the Company on a separate return basis in accordance with the Parent's tax allocation policy.

	Current	Deferred	Total
Federal	$ 0	$ 0	$ 0
State and local	$ 0	$ 0	$ 0
Income tax expense from continuing operations	$ 0	$ 0	$ 0

For the year ended December 31, 2025, the Company's domestic income before income taxes was a loss of $107,815. The Company does not have income from foreign sources therefore does not have any foreign income tax.

A reconciliation of the difference between the expected income tax expense or benefit computed at the U.S. statutory income tax rate and the Company's income tax expense is shown in the following table:

	Amount	Percent
U.S. Federal Statutory Tax Rate	$ 0	21.0%
State and Local Income Taxes Net of Federal Income Tax Effect (a)	0	6.0%
Nontaxable or Nondeductible Items		
Meals and entertainment	0	4.7%
Tax exempt income	0	(2.1%)
Nondeductible interest expense	0	3.9%
Other	0	1.0%
Changes in Unrecognized Tax Benefits	0	0.4%
Other Adjustments	0	0.8%
Effective Tax Rate	0	38.4%

(a) State taxes in New York and California made up the majority (greater than 50 percent) of the tax effect in this category.

The Company recognizes the accrual of any interest and penalties related to unrecognized tax benefits in income tax expense. No interest or penalties were recognized in 2025.

The following is a reconciliation of the beginning and ending amounts of unrecognized tax benefits:

Balance at January 1, 2025	0
Additional based on tax positions related to the current year	0
Additions for tax positions of prior years	0
Reductions for tax positions of prior years	0
Settlements	0
Expirations of Statute of Limitations	0

Balance at December 31, 2025	0

Of the balance at December 31, 2025, there is no balance that represents the amount of unrecognized tax benefits that, if recognized, would favorably affect the effective tax rate in future years.

The following represents the approximate tax effect of each significant type of temporary difference giving rise to the deferred income tac liability.

Deferred tax asset:	
Employee benefits	0
Other	0
Total	0
Deferred tax liability:	
Property, plant and equipment	0
Other	0
Total	0
Deferred Tax Liability, net	0

For the year ended December 31, 2025, the Company made payments to the Parent related to the following jurisdictions:

Federal	$0
State	
New York	0
California	0
Other	0
Income taxes paid (net of refunds received)	$0

The Parent and the Company are no longer subject to federal, state, or local tax examinations by taxing authorities for years before 2025. As of December 31, 2025, the IRS has not proposed any adjustment to the Company's tax position.

10. Related Party Transactions:

The Company is party to an expense sharing agreement with First Atlanta. First Atlanta is the lessee of the property occupied by the Company, and also provides various office supplies, equipment and furniture, health insurance, and management and administrative services to the Company. During the year ended December 31, 2025, the Company paid First Atlanta $345,000 for rent and $405,000 for other expenses.

11. Clearing Agreement

The Company, under Rule 15c3-3(k)(2)(ii), is exempt from the reserve requirement and possession and control requirements of Rule 15c3-3 of the Securities and Exchange Act. The Company does not carry or clear customer accounts. Accordingly, all customer brokerage transactions are executed and cleared on behalf of the Company by its clearing broker on a fully disclosed basis. The Company's agreement with its clearing broker provides that as clearing broker, that firm will make and keep such records of the transactions effected and cleared in the customer accounts as are customarily made and kept by a clearing broker pursuant to the requirement of Rules 17a-3 and 17a-4 of the Securities and Exchange Act of 1934, as amended (the "Act"). It also performs all services customarily incident thereon, including the preparation and distribution of customer's confirmations and statements and maintenance margin

requirements under the Act and the rules of the self-regulatory organizations of which the Company is a member.

Pursuant to the clearing agreement with the clearing broker-dealer, a deposit of a minimum of $50,000 is being held as a deposit account at the clearing broker-dealer as of December 31, 2025, to offset unsecured customer debits. In accordance with the agreement, the broker-dealer may be assessed additional clearing charges if the annual RBC revenue minimum is not met.

12. Net Capital Requirements:

The Company is subject to the SEA Net Capital Rule (15c3-1) (the "Rule"), which requires the maintenance of minimum net capital. The Rule prohibits the Company from engaging in securities transactions at any time the Company's net capital, as defined by the Rule, is less than the required minimum, or if the ratio of aggregate indebtedness to net capital, both as defined, exceeds 1500% (and the rule of "applicable" exchange provides that equity capital may not be withdrawn, or cash dividends paid, if aggregate indebtedness exceeds 1000% of net capital.

At December 31, 2025, the Company has net capital of $2,315,354 which is $2,215,354, in excess of the required net capital of $100,000. The Company's percentage of aggregate indebtedness to net capital is 25.16% as of December 31, 2025. Certain securities owned and other current assets reflected in the accompanying financial statements are not allowable assets for the purpose of computing minimum net capital under the Rule.

13. Retirement Plans:

The Company has adopted a 401(K) plan covering substantially all employees to which the Company may make discretionary employer contributions. There were no employer contribution to the plan during 2025.